UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-3

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                            Banque Nationale de Paris
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Jacques Ardant

                       French American Banking Corporation
                                 499 Park Avenue
                               New York, NY 10022
                                 (212) 415-9626
                            Attention: Patrick Saurat

                                 with copies to:

        Rodney R. Peck                               Paul E. Glotzer
Pillsbury Madison & Sutro, LLP              Cleary, Gottlieb, Steen & Hamilton
         P.O. Box 7880                              One Liberty Plaza
    San Francisco, CA 94120                         New York, NY 10006
        (415) 983-1000                                (212) 225-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 24, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  059790105

                                  SCHEDULE 13D

--------      ------------------------------------------------------------------
   1          NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Banque Nationale de Paris
                           IRS Identification Number: 94-1677765
--------      ------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |X|
--------      ------------------------------------------------------------------
   3          SEC USE ONLY
--------      ------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                           OO, WC
--------      ------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO -ITEMS 2(d) or 2(e) |_|
--------      ------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                           Republic of France
--------      ------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF                     26,715,412
SHARES        ----------- ------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                     540,456
EACH          ----------- ------------------------------------------------------
REPORTING         9       SOLE DISPOSITIVE POWER
PERSON                        26,715,412
WITH          ----------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                              540,456
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              27,255,868
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              43.8%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                           CO
-------- -----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------      ------------------------------------------------------------------
   1          NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           French American Banking Corporation
                           IRS Identification Number: 13-5088640
--------      ------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |X|
--------      ------------------------------------------------------------------
   3          SEC USE ONLY
--------      ------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                           OO, WC
--------      ------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO -ITEMS 2(d) or 2(e) |_|
--------      ------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
--------      ------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF                     0
SHARES        ----------- ------------------------------------------------------
BENEFICIALLY      8       SHARED VOTING POWER
OWNED BY                     540,456
EACH          ----------- ------------------------------------------------------
REPORTING         9       SOLE DISPOSITIVE POWER
PERSON                        0
WITH          ----------- ------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                              540,456
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              540,456
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              Less than 1%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                              CO
-------- -----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Banque Nationale de Paris ("BNP") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998, as amended by Amendment No. 1 thereto, dated July 20, 1999 ("Amendment No. 1") and Amendment No. 2 thereto, dated September 20, 1999 ("Amendment No. 2"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer") (such Statement on
Schedule 13D as amended, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

     As more fully described below, since September 16, 1999, the Reporting Person acquired in open market purchases an aggregate of 656,900 shares of Common Stock for an aggregate consideration of approximately U.S.$28,558,890 (excluding commissions) in order to maintain its Ownership Percentage in the Issuer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     As previously disclosed in Amendment No. 1 and Amendment No. 2, as a result of a decrease in its Ownership Percentage, the Reporting Person intends to acquire additional Common Stock either through open market purchases or through privately negotiated transactions (the "Restorative Purchases") in order to restore its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement. In connection therewith, between September 16, 1999 and November 24, 1999, BNP has acquired in open market transactions an aggregate of 656,900 shares of Common Stock (the "Restorative Shares"), for an aggregate consideration of approximately U.S.$28,558,890 (excluding commissions). The Restorative Shares purchased between September 16, 1999 and November 24, 1999 represent, in the aggregate, approximately 1% of the total outstanding Common Stock. The source of funds used by BNP to acquire the Restorative Shares, and which will be used to make additional Restorative Purchases, is working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     Since September 16, 1999, BNP has acquired in the aggregate 656,900 shares of Common Stock in order to restore its Ownership Percentage to 45% in accordance with the Standstill Agreement. As previously disclosed in Amendment No. 1 and Amendment No. 2, the Reporting Person intends to continue making Restorative Purchases until such time as it restores its Ownership Percentage to as much as (but not greater than) 45%, as permitted under the Standstill Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The following paragraph is hereby inserted in lieu of Item 5(a):

     (a) BNP owns of record 25,274,312 shares of Class A Common Stock (the "BNP Shares") (convertible upon the occurrence of certain circumstances described in
Item 6 into 25,274,312 shares of Common Stock). In addition, BNP beneficially owns 1,441,100 shares of Common Stock (convertible at the option of BNP into an equivalent number of shares of Class A Common Stock in accordance with the terms described in the Amended and Restated Certificate of Incorporation of the Issuer and in the Standstill Agreement). FABC owns of record 540,456 shares of Class A Common Stock (the "FABC Shares") (convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 540,456 shares of Common Stock). Collectively, the BNP Shares and the FABC Shares represent 100% of the shares of Class A Common Stock issued and outstanding as of the date hereof (and are convertible upon the occurrence of certain circumstances described in Item 6 of the Schedule 13D into 25,814,768 shares of Common Stock, which shares together with the additional 1,441,100 shares of Common Stock held by BNP equal approximately 43.8% of the shares of Common Stock that would be issued and outstanding upon the conversion of the Class A Common Stock, based upon the number of shares of Common Stock issued and outstanding as of the date hereof and the assumption that the Class A Common Stock currently owned of record by the Reporting Person were to be converted in full).

     The following paragraph is hereby inserted in lieu of Item 5(b):

     (b) Subject to the restrictions contained in the Standstill Agreement, (a) BNP has sole voting and investment power with respect to the BNP Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6, and sole voting and investment power with respect to the 1,441,100 shares of Common Stock acquired pursuant to the SierraWest Merger and the Restorative Purchases, and BNP has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in
Item 6, and (b) FABC has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described in Item 6.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end thereof:

     (c) The dates, number of shares and prices per share for all purchases of Common Stock by the Reporting Person from September 16, 1999 through November 24, 1999 are shown on Exhibit I hereto, which is incorporated by reference. All such purchases were made through ML in open market purchases on the New York Stock Exchange.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit I Description of purchases of Common Stock by the Reporting Person from September 16, 1999 through November 24, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/30/99

                               BANQUE NATIONALE DE PARIS




                               By:  /s/ Jacques Ardant
                                    ------------------
                               Name: Jacques Ardant
                               Title: Directeur de Succursale Attache

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/30/99

                               FRENCH AMERICAN BANKING CORP.




                               By: /s/ Patrick Saurat
                                   ------------------
                               Name: Patrick Saurat
                               Title: Executive Vice President

                                                                       Exhibit I
                                                                       ---------

         Set forth below are the purchases of Common Stock by Banque Nationale de Paris from September 16, 1999 through November 24, 1999.

--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
  Date         Class of Security        Number of                   Price                    Where and How Transaction was
                                          Shares           (excluding commissions)                     Effected
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/16/99       Common Stock               9,800            USD 41.8125                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/17/99       Common Stock               5,000            USD 41.875                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/20/99       Common Stock               5,100            USD 41.75                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/21/99       Common Stock               32,500           USD 41.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/22/99       Common Stock               10,000           USD 41.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/22/99       Common Stock               5,400            USD 41.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/23/99       Common Stock               12,000           USD 41.3125                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/23/99       Common Stock               8,000            USD 41.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/24/99       Common Stock               20,000           USD 41.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/24/99       Common Stock               14,500           USD 41.125                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/28/99       Common Stock               5,000            USD 41.75                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/29/99       Common Stock               13,300           USD 41.875                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/29/99       Common Stock               2,200            USD 41.8125                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/30/99       Common Stock               7,000            USD 41.625                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/30/99       Common Stock               10,000           USD 41.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
09/30/99       Common Stock               45,000           USD 41.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
10/25/99       Common Stock               20,000           USD 40.9375                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
10/25/99       Common Stock               8,000            USD 40.875                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
10/26/99       Common Stock               10,000           USD 40.875                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
10/26/99       Common Stock               2,800            USD 40.5                           Through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
10/26/99       Common Stock               2,000            USD 40.375                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/05/99       Common Stock               5,000            USD 45.0                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/08/99       Common Stock               4,400            USD 44.375                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/08/99       Common Stock               600              USD 44.1875                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/09/99       Common Stock               5,000            USD 44.0625                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/09/99       Common Stock               10,000           USD 44.0                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/10/99       Common Stock               10,000           USD 43.75                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/10/99       Common Stock               5,000            USD 43.6875                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/10/99       Common Stock               5,000            USD 43.6250                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/11/99       Common Stock               5,000            USD 43.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/12/99       Common Stock               15,000           USD 43.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/19/99       Common Stock               8,700            USD 45.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/19/99       Common Stock               40,100           USD 45.125                         Through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/19/99       Common Stock               3,700            USD 45.0625                        Through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/19/99       Common Stock               400              USD 45.0                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/22/99       Common Stock               7,100            USD 45.4375                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/22/99       Common Stock               10,000           USD 45.375                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/22/99       Common Stock               89,000           USD 45.25                          through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/23/99       Common Stock               6,000            USD 45.0                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/23/99       Common Stock               400              USD 44.9375                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/23/99       Common Stock               31,600           USD 44.875                         through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/24/99       Common Stock               17,300           USD 44.5625                        through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------
11/24/99       Common Stock               130,000          USD 44.5                           through ML in open market
                                                                                              purchases on the New York Stock
                                                                                              Exchange
--------- -------------------------- ---------------- ---------------------------------- -------------------------------------------